SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN APRIL 18, 2002 AND MAY 14, 2002

CHINADOTCOM CORPORATION
(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F__x__ Form 40-F_____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes_____ No__x__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Schedule I

May 14, 2002	chinadotcom Q1 2002 Net Loss Narrows by 71% y-y
May 13, 2002	chinadotcom corporation announces Q1 2002 Earnings and Operations Review Conference Call
May 9, 2002	chinadotcom e-marketing Arm Expands Precision Marketing Offering
April 25, 2002	chinadotcom Agreed with Leading Japanese Mobile Solutions Company to Bring Wireless Content to China

chinadotcom
corporation

FOR IMMEDIATE RELEASE

chinadotcom Q1 2002 Net Loss Narrows by 71% y-y

Acquisitions broaden service offerings

chinadotcom's Q1 2002 Results Highlights:

- Q1 2002 net loss fell 71% year-over-year versus Q1 2001 and 38% versus Q4 2001 to US$8.0 million.
- Q1 2002 cash operating loss* was US$6.6 million, a 73% improvement from US$24.5 million year-over-year.
- In line with previous guidance, Q1 2002 revenues of US$16.4 million were down 8% versus Q4 2001 on the back of harsh economic conditions and the extended Chinese New Year and Easter Holiday periods.
- Mainland China revenues were 23% of Q1 2002 revenue compared to 16% a year ago.
- Two strategic acquisitions to broaden service offerings.
- An adjustment of US$2.77 million in additional impairment of goodwill and intangible assets was recorded in Q4 2001 results, resulting in total impairment of US$40.7 million for the full year 2001. The charge has no impact on the company's cash operating results (see Other Developments below).

[Hong Kong, May 14, 2002] chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), a leading integrated Internet company in Asia, today announced its financial results for the first quarter ending March 31, 2002. The company continues to make progress as net loss under US GAAP narrowed by 71% from a year ago and 38% compared to the previous quarter to US$8.0 million, representing the third consecutive quarter of improvement. Q1 2002 loss per share was US$0.08 versus $0.27 in Q1 2001.

In line with previous guidance, chinadotcom posted revenue of US$16.4 million in Q1 2002 compared to US$17.8 million in the previous quarter affected by a challenging economic environment and the extended Chinese New Year and Easter Holiday periods.

Looking ahead, current indications suggest a modest improvement in revenue and gross margins for the second quarter driven by organic growth as well as the contribution from recent acquisitions.

chinadotcom
corporation

FOR IMMEDIATE RELEASE

Q1 2002 cash operating loss was US$6.6 million, down 73% from a year ago, on the back of significant improvement in cost control, as SG&A was reduced by 62% over Q1 2001 to US$12.4 million.

"We are pleased to report continued progress across our operations," said Daniel Widdicombe, Chief Financial Officer of chinadotcom. "We have worked hard on getting our business to its current state. Although market conditions remain challenging and demand for IT products and services remains weak, we are now seeing signs of a stronger business pipeline, and, enhanced by our recent acquisitions, we should be well positioned to improve our operating metrics going forward."

During the quarter, the company continued the purchase of its shares pursuant to its US$20 million stock repurchase program that was announced in September 2001. The company reiterates that this is a long-term program and reflects the company's confidence in its future and business growth prospects in China and the Asia Pacific region.

The information presented in the results highlights herein should be read in conjunction with the more detailed financial statements included at the end of this press release.

Strategic Acquisitions

chinadotcom is continuing to execute its strategy of becoming one of the leading providers of enterprise solutions, in the Asia Pacific region, in order to capitalize on the growing demand by enterprises across the region, particularly in China, to utilize enterprise solutions to raise efficiency, automate business processes and optimize revenue potential. In line with this strategy, chinadotcom completed the acquisition of a majority stake in OpusOne Technologies International Inc. and IncNet.

OpusOne is an established developer of business management software solutions for state enterprises and multi-national corporations in Greater China. One of the leading products developed by OpusOne is OpusOne PowerHRP, a Human Resources & Payroll Management software solution that is localized for the Mainland China market with a simplified Chinese interface and meets the various tax, statutory benefits and administrative requirements of different Mainland China provinces. This customized product has helped OpusOne PowerHRP gain market share and brand recognition among numerous companies with over 350 site installations throughout Greater China. Customers include Swire Beverages, Shanghai GM and Legend Computer.

IncNet is one of the leading database marketing firms in Australia with a database containing one of the most comprehensive sources of Australia's top 30,000 companies. The self developed database and the management methodologies are unique in the market and have been widely used by well-known multi-national clients including Citibank, Drake International, AC Neilsen and IBM in Australia and New Zealand. This strategic acquisition, while small in terms of its effect on chinadotcom's financial results, expands MEZZO's service offering.

4

chinadotcom
corporation

FOR IMMEDIATE RELEASE

These investments have important strategic value and will serve to further expand chinadotcom's existing portfolio of enterprise solutions. Conversely, chinadotcom will offer these companies significant value with respect to strategic initiatives, business development opportunities and a platform for long-term growth. Both Ion Global and e2e Business Solutions have become additional distribution channels for OpusOne while IncNet's extensive network of reseller partners in Australia and New Zealand is a valuable channel for the resale of MEZZO's service offerings.

"Where we see opportunities, we will continue to develop our existing portfolio of enterprise solutions that can strategically broaden our business mix and drive high margin and recurrent revenue," said Peter Yip, Chief Executive Officer of chinadotcom. "These acquisitions also provide opportunities for joint sales calls, the sharing of market intelligence and cross platform product developments enabling us to achieve our long-term goal of becoming one of leading providers of enterprise solutions in Asia-Pacific."

Business Units

Ion Global, Asia's leading e-business integrator, maintained a firm revenue base during the quarter despite continued weakness in the business environment. Cash operating loss narrowed by 19% quarter-over-quarter as the company realized further cost savings. During the quarter, over 82% of revenue was generated from repeat customers as Ion Global continues to work closely with a strong base of global clients including Cathay Pacific, DaimlerChrysler (Taiwan), GE, HSBC, Sony and Cisco Systems. ABN-AMRO Bank, Marriott Hotel Singapore, Haier Group and Guangzhou Honda were some of the newly secured clients in the first quarter.

Ion Global continues to capitalize on its unique network organization by leveraging its China capabilities into new client wins and partnerships. On the back of the company's successful win of a two-year contract from the United Kingdom Government's Department of Trade and Industry (DTI), Ion Global has been selected as the preferred vendor for the next three years by another UK Government agency.

chinadotcom's e-solutions arm, e2e Business Solutions, continues to make steady progress with its Software Development Center (SDC) in Beijing as part of the company's focus on proprietary enterprise software applications for SMEs and Multinationals particularly in Mainland China. One of the first products from this SDC will be an Internet-based technology platform automating Customer Relationship Management (CRM) processes especially tailored for Mainland China. A number of potential customers have already expressed interest in this product.

MEZZO Marketing posted a strong performance with its fourth consecutive quarter of revenue growth although e-marketing as a whole saw a decline in revenue by 7% sequentially. MEZZO's revenue per headcount continued to show improvements, increasing by 11% and cash operating loss reduced 66% quarter-on-quarter. Non-advertising revenue, comprising of direct-marketing and technology revenue, doubled during the quarter to 9% of MEZZO's revenue, reflecting new customers such as Qinghua University, Diners Club, Mitsubishi, Sun Microsystems, IKEA China, and the New South Wales Government, among others. In addition, MEZZO continued ongoing multi-country relationships with Citibank, Samsung and Johnson & Johnson.

5

chinadotcom
corporation

FOR IMMEDIATE RELEASE

Demonstrating its industry leadership, MEZZO announced the findings of an audit of its privacy practices in March 2002, the first of its kind in Asia, as conducted by PriceWaterhouseCoopers over a 3-month period, examining the internal controls over those aspects of information privacy practices for consumers' personally identifiable information collected or managed by MEZZO.

chinadotcom's portals continued to develop and introduce subscription services based on the strength of its well-recognized domain names china.com, taiwan.com and hongkong.com. The China team's entry into the World Cup Finals generated positive interest from users as well as from enterprises. Various content channels, SMS/Interactive games and promotional packages with World Cup themes were launched during the quarter. chinadotcom's wireless initiatives are still in the early stages of development and the company continues to evaluate its full potential.

"We continue to execute to our game plan and believe that we are on the right track with these earning accretive acquisitions," said Raymond Ch'ien, Executive Chairman of chinadotcom. "What is paramount for us at this stage is to step up our focus on securing strategic acquisitions that will provide a foundation for our long-term growth. The current state of our business places us in a favorable position to continue with this strategy."

Other Developments

With regard to the company's treasury program, which consists principally of investment grade debt securities, the value of its debt instruments will continue to be assessed on a quarterly basis in accordance with US GAAP. Where any declines in market value are deemed 'other than temporary', the company will recognize such declines as losses in its statement of operations. The market value of the company's treasury portfolio fluctuates, and to date, declines in market value have been recorded in the balance sheet under Accumulated Other Comprehensive Income.

An adjustment has been made to the previously released Q4 2001 and full year 2001 financial results, reflecting the ongoing conservative policy towards the impairment of goodwill and intangible assets. Upon further review, the company has recorded additional impairment of goodwill and intangible assets of US$2.77 million in Q4 2001, to a total of US$40.7 million for the full year 2001. As a result, the net loss of the company for both Q4 2001 and for the full year 2001 has been increased by US$2.77 million. As indicated in the company's attached financial statements, Q4 2001 net loss has been adjusted to US$12.97 million, as compared to the previously reported US$10.2 million loss, while the full year 2001 net loss has increased to US$124.4 million from the previously reported US$121.6 million loss. This adjustment is below the cash operating line and the cash operating results of the company remain unchanged.

Conference Call

chinadotcom will hold a conference call to review its first quarter 2002 earnings and operations at 4:00 pm on May 14, 2002 Hong Kong time. Investors can call at that time to Toll Free 888-390-6586, US Toll Number: 712-271-3300, or Hong Kong Number: 852-2258-4100; alternatively the conference call can be heard on the Internet at

6

chinadotcom
corporation

FOR IMMEDIATE RELEASE

[http://webcast.ibeam.com/starthere.asp?pres=19255]. For those unable to listen to call in or listen to the live broadcast via the web, a replay will be available after the call at www.corp.china.com/shares.htm.

** Cash operating loss is defined as gross profit minus selling, general & administrative (SG&A) expenses.*

###

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated Internet company offering e-business solutions, media assets and e-marketing services. Through its three-dimensional business model, chinadotcom provides a full range of Internet services around the world that: 1) build e-business strategies and solutions (chinadotcom **e-solutions**), 2) distribute content via its media assets (chinadotcom **media assets**), and 3) sell services through online marketing (chinadotcom **e-marketing**).

The company and its subsidiaries have offices in 10 markets - Japan, Korea, Australia, Mainland China, Hong Kong, Taiwan, Singapore, Malaysia, the UK and the US. For more information about chinadotcom corporation, please visit www.corp.china.com

Safe Harbor Statement

This press release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management's current expectations and are subject to risks and uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein. Furthermore, while chinadotcom believes that its pro forma financial results as attached are reflective of its recurrent trends and the on-going status of our business, there can be no assurance that its pro forma results will accurately reflect these trends and status and therefore, its investors are urged not to rely solely upon the pro forma results when making their investing decision and the pro forma results should always be reviewed together with its actual financial results as attached. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom's results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2000 on Form 20-F filed on May 10, 2001.

For further information, please contact:

Media Relations

7

Jane Cheng, Public Relations Manager
Tel : (852) 2961 2750
Fax : (852) 2571 0410
e-mail : jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations
Tel : 1 (212) 661 2160
Fax : 1 (973) 591 9976
e-mail : craig.celek@hk.china.com

Zeus Chen, Hong Kong
Tel : (852) 2961 2798
Fax : (852) 2887 8384
e-mail : zeus.chen@hk.china.com

chinadotcom corporation
Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars, except per share data)

	Quarter Ended Mar 31, 2002 (Unaudited)	Quarter Ended Dec 31, 2001 (Unaudited)
Revenues		
e-business Solutions	$ 7,645	$ 7,666
Advertising	6,845	7,366
Sale of IT products	1,216	1,584
Other income	713	1,135
	16,419	17,751
Cost of revenues		
e-business Solutions	(4,917)	(4,855)
Advertising	(4,751)	(4,753)
Sale of IT products	(779)	(1,177)
Others	(197)	(307)
	(10,644)	(11,092)
Gross margin	5,775	6,659
Selling, general and administrative expenses (a)	(12,412)	(11,107)
Depreciation expense	(3,509)	(2,462)
Amortization of goodwill and intangible assets	(212)	(1,728)
Impairment of goodwill and intangible assets	-	(11,235)
Stock compensation expense	(97)	(998)
	(16,230)	(27,530)
Operating loss	(10,455)	(20,871)
Interest income	7,417	8,244
Interest expense	(758)	(847)
(Loss) gain on disposal of available-for-sale securities	(1,227)	2,471
Loss on disposal of subsidiaries and cost investments	-	(337)
Other non-operating losses	(204)	(181)
Impairment of available-for-sale securities	(3,525)	-
Share of income (losses) in equity investees	230	(1,539)
Loss before income taxes	(8,522)	(13,060)
Income taxes	(59)	(28)
Loss before minority interests	(8,581)	(13,088)
Minority interests in loss of consolidated subsidiaries	559	121
Net loss	$ (8,022)	$ (12,967)
Basic and diluted loss per share #	(0.08)	(0.13)

The computation of diluted loss per share did not assume the conversion of the stock options and the warrants of the Company during the quarter because their inclusion would have been antidilutive.

(a) Selling, general and administrative expenses to/for related parties	30	650

chinadotcom corporation
Pro forma Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars, except per share data)

	Quarter Ended Mar 31, 2002 (Pro forma*)	Quarter Ended Dec 31, 2001 (Pro forma*)
Revenues		
e-business Solutions	$ 7,645	$ 7,666
Advertising	6,845	7,366
Sale of IT products	1,216	1,584
Other income	713	1,135
	16,419	17,751
Cost of revenues		
e-business Solutions	(4,917)	(4,855)
Advertising	(4,751)	(4,753)
Sale of IT products	(779)	(1,177)
Others	(197)	(307)
	(10,644)	(11,092)
Gross margin	5,775	6,659
Selling, general and administrative expenses	(11,068)	(12,203)
Depreciation expense	(3,509)	(2,462)
Amortization of goodwill and intangible assets	(212)	(1,728)
Stock compensation expense	(97)	(998)
	(14,886)	(17,391)
Operating loss	(9,111)	(10,732)
Interest income	7,417	8,244
Interest expense	(758)	(847)
Loss on disposal of available-for-sale securities	-	(26)
Share of income (losses) in equity investees	230	(58)
Loss before income taxes	(2,222)	(3,419)
Income taxes	(59)	(28)
Loss before minority interests	(2,281)	(3,447)
Minority interests in loss of consolidated subsidiaries	559	121
Net loss	$ (1,722)	$ (3,326)
Basic and diluted loss per share #	(0.02)	(0.03)

The computation of diluted loss per share did not assume the conversion of the stock options and the warrants of the Company during the quarter because their inclusion would have been antidilutive.

* The above pro forma consolidated statements of operations exclude the following non-recurring expenses:

(1) Impairment of goodwill and intangible assets
(2) Gain/loss on disposal of subsidiaries, available-for-sale securities and cost investments
(3) Other non-operating gains/losses
(4) Impairment of available-for-sale securities
(5) Impairment of investments in equity investees
(6) Restructuring costs and other one off items

chinadotcom corporation
Consolidated Balance Sheets

	Mar 31, 2002 (Unaudited) (US$'000)	Dec 31, 2001 (Unaudited) (US$'000)
Assets		
Current assets:		
Cash and cash equivalents	$ 34,053	$ 20,820
Restricted cash	74	1,274
Accounts receivable	20,357	21,074
Deposits, prepayments and other receivables	10,511	16,746
Available-for-sale debt securities	291,454	329,952
Restricted debt securities	138,383	134,960
Total current assets	494,832	524,826
Property, plant and equipment, net	16,820	21,288
Goodwill	11,873	6,430
Intangible assets	16,891	17,092
Investments in equity investees	2,778	2,668
Investments under cost method	270	2,878
Available-for-sale debt securities	20,000	17,028
Available-for-sale equity securities	1,932	2,064
Other assets	2,244	2,220
Total assets	$ 567,640	$ 596,494
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 13,727	$ 15,082
Other payables	12,897	7,100
Accrued liabilities	12,445	14,099
Bank loans	113,294	116,951
Deferred revenue	930	932
Tax payable	747	1,002
Due to related companies	-	10,248
Total current liabilities	154,040	165,414
Long term bank loans, net of current portion	1,473	1,504
Other payables, net of current portion	2,860	2,860
Minority interests	35,960	36,855
Shareholders' equity:		
Share capital	26	26
Additional paid-in capital	614,007	613,460
Treasury stocks	(4,422)	-
Accumulated other comprehensive income	(12,096)	(7,439)
Accumulated deficits	(224,208)	(216,186)
Total shareholders' equity	373,307	389,861
Total liabilities and shareholders' equity	$ 567,640	$ 596,494

chinadotcom corporation
Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars, except per share data)

	Quarter Ended Dec 31, 2001 (Unaudited)	Quarter Ended Sep 30, 2001 (Unaudited)
Revenues		
e-business Solutions	$ 7,666	$ 9,157
Advertising	7,366	5,621
Sale of IT products	1,584	1,252
Other income	1,135	1,278
	17,751	17,308
Cost of revenues		
e-business Solutions	(4,855)	(6,161)
Advertising	(4,753)	(3,701)
Sale of IT products	(1,177)	(1,054)
Others	(307)	(452)
	(11,092)	(11,368)
Gross margin	6,659	5,940
Selling, general and administrative expenses (a)	(11,107)	(21,845)
Depreciation expense	(2,462)	(3,537)
Amortization of goodwill and intangible assets	(1,728)	(1,389)
Impairment of goodwill and intangible assets	(11,235)	(8,661)
Stock compensation expense	(998)	(181)
	(27,530)	(35,613)
Operating loss	(20,871)	(29,673)
Interest income	8,244	6,200
Interest expense	(847)	(118)
Gain on disposal of available-for-sale securities	2,471	3,843
Loss on disposal of subsidiaries and cost investments	(337)	-
Other non-operating losses	(181)	(670)
Impairment of cost investments and available-for-sale securities	-	(4,653)
Share of losses in equity investees	(1,539)	(174)
Loss before income taxes	(13,060)	(25,245)
Income taxes	(28)	(38)
Loss before minority interests	(13,088)	(25,283)
Minority interests in losses of consolidated subsidiaries	121	481
Net loss	$ (12,967)	$ (24,802)
Basic and diluted loss per share #	(0.13)	(0.24)

The computation of diluted loss per share did not assume the conversion of the stock options and the warrants of the Company during the quarter because their inclusion would have been antidilutive.

(a) Selling, general and administrative expenses to/for related parties	650	91

chinadotcom corporation
Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars, except per share data)

	Year Ended Dec 31, 2001 (Unaudited)	Year Ended Dec 31, 2000 (Audited)
Revenues (a)		
e-business Solutions	$ 38,891	$ 65,309
Advertising	26,106	46,437
Sale of IT products	4,580	5,938
Other income	5,958	3,555
	75,535	121,239
Cost of revenues		
e-business Solutions	(26,845)	(40,767)
Advertising	(16,639)	(30,417)
Sale of IT products	(3,478)	(3,978)
Others	(2,054)	(357)
	(49,016)	(75,519)
Gross margin	26,519	45,720
Selling, general and administrative expenses (b)	(94,800)	(107,017)
Depreciation expense	(12,739)	(8,452)
Amortization of goodwill and intangible assets	(15,323)	(29,690)
Impairment of goodwill and intangible assets	(40,698)	(43,389)
Stock compensation expense	(2,552)	(5,083)
	(166,112)	(193,631)
Operating loss	(139,593)	(147,911)
Interest income	26,926	30,103
Interest expense	(1,495)	(954)
(Loss) gain arising from share issuance of a subsidiary	(55)	140,031
Gain on disposal of available-for-sale securities	4,411	1,682
(Loss) gain on disposal of subsidiaries and cost investments	(2,055)	13,981
Other non-operating losses	(1,321)	(2,528)
Impairment of cost investments and available-for-sale securities	(12,260)	(84,696)
Share of losses in equity investees	(2,592)	(9,423)
Loss before income taxes	(128,034)	(59,715)
Income taxes	(361)	(640)
Loss before minority interests	(128,395)	(60,355)
Minority interests in losses of consolidated subsidiaries	4,010	553
Net loss	$ (124,385)	$ (59,802)
Basic and diluted loss per share #	(1.21)	(0.61)

The computation of diluted loss per share did not assume the conversion of the stock options and the warrants of the Company during the year because their inclusion would have been antidilutive.

(a) Revenues from related parties	60	21,791
(b) Selling, general and administrative expenses to/for related parties	10,106	1,200

chinadotcom corporation
Consolidated Balance Sheets

	Dec 31, 2001 (Unaudited) (US$'000)	Dec 31, 2000 (Audited) (US$'000)
Assets		
Current assets:		
Cash and cash equivalents	$ 20,820	$ 47,483
Restricted cash	1,274	4,134
Accounts receivable	21,074	31,656
Deposits, prepayments and other receivables	16,746	26,015
Available-for-sale debt securities	329,952	242,324
Restricted debt securities	134,960	148,622
Due from related companies	-	21,783
Total current assets	524,826	522,017
Property, plant and equipment, net	21,288	30,150
Goodwill	6,430	40,205
Intangible assets	17,092	-
Investments in equity investees	2,668	5,179
Investments under cost method	2,878	11,135
Available-for-sale debt securities	17,028	-
Available-for-sale equity securities	2,064	10,368
Other assets	2,220	3,866
Total assets	$ 596,494	$ 622,920
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 15,082	$ 17,219
Other payables	7,100	20,022
Accrued liabilities	14,099	14,475
Bank loans	116,951	3,934
Promissory notes	-	11,183
Deferred revenue	932	3,258
Tax payable	1,002	933
Due to related companies	10,248	602
Total current liabilities	165,414	71,626
Long term bank loans, net of current portion	1,504	-
Other payables, net of current portion	2,860	-
Minority interests	36,855	39,270
Shareholders' equity:		
Share capital	26	25
Additional paid-in capital	613,460	604,566
Accumulated other comprehensive income	(7,439)	(766)
Accumulated deficits	(216,186)	(91,801)
Total shareholders' equity	389,861	512,024
Total liabilities and shareholders' equity	$ 596,494	$ 622,920

Monday May 13, 11:01 am Eastern Time

Press Release
SOURCE: chinadotcom corporation

chinadotcom corporation announces Q1 2002 Earnings and Operations Review Conference Call

Tuesday, May 14, at 4:00 a.m. ET, 3 a.m. CT

HONG KONG--(BUSINESS WIRE)--May 13, 2002--chinadotcom corporation (NASDAQ: CHINA - News), a leading integrated Internet company in Asia, will hold its Q1 2002 earnings and operations review and further 2002 outlook on TUESDAY, May 14th, at 4:00 am Eastern Time (3 a.m. Central Time).

This call is being webcast by CCBN and can be accessed at chinadotcom's corporate web site at http://www.corp.china.com

The webcast is also being distributed over CCBN's Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN's individual investor center at www.companyboardroom.com or by visiting any of the investor sites in CCBN's Individual Investor Network such as America Online's Personal Finance Channel, Fidelity Investments® (Fidelity.com) and others. Institutional investors can access the call via CCBN's password-protected event management site, StreetEvents (www.streetevents.com). StreetEvents allows institutional investors to identify, organize, and track the hundreds of conference calls that occur each day during earnings season, to download events of interest to their Outlook calendar, and to RSVP to events online.

About chinadotcom

chinadotcom corporation (Nasdaq: CHINA; http://www.corp.china.com) is a leading integrated Internet company offering e-business solutions, portal and e-marketing services. Through its three-dimensional business model, chinadotcom provides a full range of Internet services around the world that: 1) build e-business strategies and solutions (chinadotcom e-solutions), 2) distribute content via its media assets (chinadotcom media assets), and 3) sell services through online marketing (chinadotcom e-marketing).

The company and its subsidiaries have offices in 10 markets - Japan, Korea, Australia, Mainland China, Hong Kong, Taiwan, Singapore, Malaysia, the UK and the US. For more information about chinadotcom corporation, please visit http://www.corp.china.com

Contact:
chinadotcom corp., Hong Kong
Media Relations: Jane Cheng, Hong Kong
852 2961 2750
jane.cheng@hk.china.com
or
Investor Relations: Craig Celek, US
212/661-2160
craig.celek@us.china.com

news

press release

chinadotcom e-marketing Arm Expands Precision Marketing Offering

Acquisition Highlights Further Commitment to IP Development

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) today announced that its e-marketing arm, MEZZO Marketing, had acquired 100% of a leading Australian business-to-business marketing firm, known as IncNet.

"We are very pleased to announce this acquisition, as it further demonstrates **chinadotcom**'s commitment to work with companies that own their intellectual property, have a solid track record of performance, high margins - for this deal, over 70% gross margins and 20% net margins - and have significant strategic value to our business units," said Daniel Widdicombe, Chief Financial Officer of **chinadotcom** corporation.

While the financial effect of the IncNet purchase to **chinadotcom**'s group of operations as a whole is small, this acquisition is reflective of **chinadotcom**'s strategy to acquire companies with their own intellectual property and also builds on the November 2000 acquisition of RNR International Marketing in Australia.

"Through this acquisition, we foresee solid benefits by way of integrating data management technologies, joint go-to-market strategies and leveraging the skill base of the two companies for improved fiscal performance. Additionally, IncNet's extensive network of reseller partners in Australia and New Zealand is a valuable channel for the resale of our proprietary expresso technology," explained Stuart Spiteri, Chief Operating Officer of MEZZO Marketing. "With a sizeable e-data marketing opportunity 'Down Under', we in turn also get a small company that is already profitable with stable management and strong current business relationships."

"IncNet's data building and management capabilities have enabled them to build an extensive database of quality intellectual property that is critical to precision marketing. Furthermore, IncNet's long time regular users including Citibank, Drake International, AC Neilsen and IBM, provide broader integrated campaign possibilities when combined with MEZZO Marketing's interactive capabilities, expresso email technology and its existing Australian call center operation. We are very happy to include IncNet's quality customers and data to our pool of data, now over 17 million records owned or under management," cited Stuart Spiteri.

"According to the Commercial Economic Advisory Service of Australia, the Australian direct marketing industry amounted to US$ 8 billion in 2000 and is expected to continue growth of 15% per annum," said Tony Johnson, General Manager of IncNet. "The integration with MEZZO Marketing will enable us to provide integrated marketing services, particularly the expresso email and customer management technology to our clients and strengthen our market position in the industry."

# # #

About **chinadotcom** corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated Internet company offering e-business solutions, portal and e-marketing services. Through its three-dimensional business model, **chinadotcom** provides a full range of Internet services around the world that: 1) build e-business strategies and solutions (**chinadotcom** e-solutions), 2) distribute content via its portal network (**chinadotcom** media assets), and 3) sell services through online marketing (**chinadotcom** e-marketing).

The company and its subsidiaries have offices in 10 markets - Japan, Korea, Australia, Mainland China, Hong Kong, Taiwan, Singapore, Malaysia, the UK and the US. For more information about **chinadotcom** corporation, please visit www.corp.china.com

About MEZZOTM Marketing

MEZZO Marketing provides marketers with a more precise way to identify, solicit, reach and convert their target customers with intelligent marketing solutions that let marketers build profitable and lasting relationships between their brand, product and service, with their end customers.

Powered by human and technological intelligence, MEZZO Marketing's suite of marketing solutions include Integrated Media, expresso Email solutions, Intelligent DataMart and Call Center Services. MEZZO Marketing's team of Precision Marketers help marketers plan, implement, and track marketing activities- be it Brand Building, Tactical Promotion, Direct Marketing or Relationship Management.

MEZZO means middle, center, focus.

www.mezzomarketing.com

About IncNet

IncNet is a 15 year old database and list brokerage company with over 15 employees in Sydney, Australia. The IncNet Database is a highly accurate list of over 200,000 key industry contacts from within Australia's leading organisations.

Its focus is companies with 50+ employees or $10 million+ revenue. IncNet has been compiled since 1989 and now includes contacts in more than 30,000 companies and government organizations with detailed corporate and personal information in over 60 different job functions .

Please visit www.incnet.com.au for more information.

Safe Harbor Statement

This press release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on **chinadotcom** management's current expectations and are subject to risks and uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein. All forward-looking statements included in this press release are based upon information available to **chinadotcom** as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect **chinadotcom's** results of operations is detailed in its filings with the United States Securities and Exchange

Commission, including the Annual Report for the year ended December 31, 2000 on Form 20-F filed on May 10, 2001.

For further information, please contact:

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel : (852) 2961 2750
Fax : (852) 2571 0410
e-mail : jane.cheng@hk.china.com

chinadotcom
corporation

FOR IMMEDIATE RELEASE

chinadotcom Agreed with Leading Japanese Mobile Solutions Company to Bring Wireless Content to China

[Hong Kong, April 25, 2002] chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) today announced that its subsidiary, Moeasy, has entered an agreement with CYBIRD Co., Ltd. (CYBIRD) to promote and distribute its wireless content services to Mainland China. CYBIRD is one of Japan's leading providers of mobile Internet content services to i-mode (NTT DoCoMo), J-SKY (J-Phone), EZweb (KDDI) and H"Link (DDI Pocket).

This agreement marks the first entry by CYBIRD into the Chinese market with a SMS platform. By utilizing the SMS platform provided by Moeasy, CYBIRD will be able to distribute its wireless content to subscribers of China Mobile, the largest wireless service provider in Mainland China. Moeasy will also be responsible for content localization as well as promotion through offline channels.

"We are very delighted to partner with such a leading Asian player in the wireless content industry," said Jack Lin, Chief Investment Officer of chinadotcom corporation. "Although our wireless initiative is in the early stages, we see significant potential in Greater China over the long term. As usage of SMS services and wireless data services in Mainland China gain momentum, we would look to capitalize on this by continuing to partner up with the leading content and application providers."

The first wireless content launched in early April this year was a personality-based Horoscope game. This popular game is currently offered in Japan through J-SKY by the name of "Nandemo Shindan."

Kazutomo Robert Hori, President and CEO of CYBIRD says, "The prime motive behind this new content tie-up is to gain entry into China's popular SMS content business and thereby develop a better understanding of the future potential of the Chinese market. Another goal will be to utilize the tie-up as a foothold for future undertakings aimed at developing the essential business network infrastructure for stronger penetration into the Chinese market."

###

About chinadotcom Corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated Internet company offering e-business solutions, media assets and e-marketing services. Through its three-dimensional business model, chinadotcom provides a full range of Internet services around the world that: 1) build e-business strategies and solutions (chinadotcom **e-solutions**), 2) distribute content via its media assets (chinadotcom **media assets**), and 3) sell services through online marketing (chinadotcom **e-marketing**).

chinadotcom
corporation

FOR IMMEDIATE RELEASE

The company and its subsidiaries have offices in 10 markets - Japan, Korea, Australia, Mainland China, Hong Kong, Taiwan, Singapore, Malaysia, the UK and the US. For more information about chinadotcom corporation, please visit www.corp.china.com

About CYBIRD Co., Ltd.

CYBIRD Co., Ltd. (listed on JASDAQ, stock code 4823), is a leading mobile solutions company founded in 1998. It provides a wide range of business services and solutions, from mobile Internet consulting, planning and systems development to operations and user support. The company currently provides 73 packages of commercial content to NTT DoCoMo, J-PHONE, KDDI and DDI POCKET (all of which run official sites) and has more than 3.29 million subscribers (as of March 31, 2002). CYBIRD has plans to expand its business scope in the years ahead by intensifying its involvement in BtoB and BtoBtoC solutions business, and by implementing marketing campaigns that are tailored specifically to the mobile Internet field.

Safe Harbor Statement

This press release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management's current expectations and are subject to risks and uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom's results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2000 on Form 20-F filed on May 10, 2001.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel : (852) 2961 2750
Fax : (852) 2571 0410
e-mail : jane.cheng@hk.china.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2002

CHINADOTCOM CORPORATION

By: D. Widdicombe

Daniel Widdicombe
Chief Financial Officer